UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Tempur Sealy International, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

88023U101
(CUSIP Number)

H PARTNERS MANAGEMENT, LLC
888 Seventh Ave.
29th Floor
New York, NY 10019
Attn: Rehan Jaffer
(212) 265-4200

STEVE WOLOSKY, ESQ.
ANDREW M. FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 26, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON CO, IA

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,642,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,642,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON H Partners Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,642,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,642,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,642,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.98%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88023U101

1	NAME OF REPORTING PERSON Rehan Jaffer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 6,075,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 6,075,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,075,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88023U101

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 26, 2015, H Partners, LP delivered a letter to the Issuer, within its rights as a stockholder of the Issuer under Delaware law, demanding production of certain of the Issuer’s books and records (the “March 26 Demand”), pursuant to Section 220 of the Delaware General Corporation Law.  In the March 26 Demand, H Partners, LP stated that the purpose of such demand is to enable H Partners, LP, on behalf of itself and its affiliates, to investigate possible corporate mismanagement and waste at the Issuer as well as the breach of fiduciary duties by certain members of the Issuer’s Board of Directors (the “Board”).  Specifically, the Reporting Persons believe that the Board has: (i) failed to provide proper and effective oversight of the Issuer, resulting in 140% underperformance over the past three years compared to its self-selected peer group; (ii) inappropriately permitted Christopher A. Masto, a member of the Board, to enable his employer, Friedman Fleischer & Lowe, LLC (“Friedman Fleischer”), to unduly profit by trading the Issuer’s stock, and improperly delayed the timing of public notification around the Issuer’s profit warning on March 17, 2008; (iii) appointed Mr. Masto as Chairman of the Issuer’s Nominating and Corporate Governance Committee after Mr. Masto’s colleague, the then-Chief Financial Officer of Friedman Fleischer, pleaded guilty to insider trading in Tempur-Pedic International, Inc.’s stock based upon information provided by Mr. Masto; (iv) inappropriately allowed Chairman P. Andrews McLane and TA Associates, Inc., where Mr. McLane serves as Senior Advisor, to unduly profit by trading the Issuer’s stock; (v) approved the allocation of significant Issuer resources towards personal causes of Mr. McLane that the Reporting Persons believe may be related party transactions that have not been properly disclosed by the Issuer; (vi) obscured the Issuer’s financial performance by inconsistently allocating expenses between reporting segments to create the illusion of better-than-actual operating performance, and by abruptly abandoning historical segment reporting, amongst other things; and (vii) spent excessive amounts of Issuer resources on Board meetings in “destination” locations.

The Reporting Persons are seeking the books and records requested in the March 26 Demand in order to (i) make an independent determination as to the existence and extent of any improper relationship or actions, materially inadequate disclosure, reporting violation, or breach of fiduciary duties by any members of the Board, in each case with respect to the matters discussed therein and summarized above, and (ii) examine the extent of the waste of corporate assets and mismanagement at the Issuer and potential claims for breach of fiduciary duties relating thereto.

The foregoing summary is qualified in its entirety by reference to the full text of the March 26 Demand, a copy of which is filed herewith as Exhibit 99.1 and is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Issuer, dated March 26, 2015.

CUSIP NO. 88023U101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2015

H Partners Management, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners, LP

By:	H Partners Capital, LLC, its General Partner

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

H Partners Capital, LLC

By:	/s/ Rehan Jaffer
	Name:	Rehan Jaffer
	Title:	Managing Member

/s/ Rehan Jaffer
Rehan Jaffer

CUSIP NO. 88023U101